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                            Amendment to the By-Laws
                                       of
          Credit Suisse Institutional U.S. Core Fixed Income Fund, Inc.


Pursuant to Article VIII of the By-Laws of Credit Suisse Institutional U.S. Core Fixed Income Fund, Inc., the name has changed to Credit Suisse Institutional Fixed Income Fund, Inc.

Dated the 2nd day of July, 2001